SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 8)


                          COMPUSONICS VIDEO CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    209929 10
                                 (CUSIP Number)

                                December 31, 2002
                (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

___   Rule 13d-1(b)     ___   Rule 13d-(c)            _X_   Rule 13d-1(d)

(Degree)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 209929 10             13G             Page___2____ of ___12___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Thomas W. Itin
                        ###-##-####
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        NA
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                                5       SOLE VOTING POWER

                                                      21,617,594      common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                          35,000      common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                      21,617,594      common

                                8       SHARED DISPOSITIVE POWER

                                                          35,000      common


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       21,652,594      common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        13.5%


        12      TYPE OF REPORTING PERSON*

                                                        IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 1 O F 10 PAGES

CUSIP NO. 209929 10             13G             Page___3____ of ___12___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Shirley B. Itin
                        ###-##-####

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        US

                               5       SOLE VOTING POWER


        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY                                          35,000      common
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON


                                8       SHARED DISPOSITIVE POWER

                                                          35,000      common

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          35,000      common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*




        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                           0.02%

        12      TYPE OF REPORTING PERSON*

                                                        IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 2 OF 10 PAGES

CUSIP NO. 209929 10             13G             Page___4____ of ___12___Pages

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Tico, Inc.
                        38-2489493
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan Corporation

                                5       SOLE VOTING POWER

                                                      12,000,000      common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                       12,000,000      common

                                8       SHARED DISPOSITIVE POWER




        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                      12,000,000      common

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*



        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        7.5%


        12      TYPE OF REPORTING PERSON*

                                                        CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 3 OF 10 PAGES

CUSIP NO. 209929 10             13G             Page___5____ of ___12___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Acrodyne Corporation - Profit Sharing Plan
                        38-1561308
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan Corporation

                                5       SOLE VOTING POWER

                                                      9,617,594       common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                      9,617,594       common

                                8       SHARED DISPOSITIVE POWER


        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      9,617,594       common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        6.0%


        12      TYPE OF REPORTING PERSON*

                                                        EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 4 OF 10 PAGES

CUSIP NO. 209929 10             13G             Page___6____ of ___12___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        SICO
                        38-3023843
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER

                                                                0       common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                                0       common

                                8       SHARED DISPOSITIVE POWER




        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                0       common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.0 %


        12      TYPE OF REPORTING PERSON*

                                                        PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 5 OF 10 PAGES

CUSIP NO. 209929 10             13G             Page___7____ of ___12___Pages


        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        TICO
                        38-3023846
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                        n/a
                                                                (b)

        3       SEC USE ONLY



        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Michigan co-partnership

                                5       SOLE VOTING POWER

                                                           35,000    common
        NUMBER OF
        SHARES                  6       SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY
        EACH
        REPORTING               7       SOLE DISPOSITIVE POWER
        PERSON
                                                           35,000    common

                                8       SHARED DISPOSITIVE POWER



        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          35,000     common


        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                        0.02%


        12      TYPE OF REPORTING PERSON*

                                                        PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 6 OF 10 PAGES

*SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 10 OF 10 PAGES

CUSIP No. 209929 10                                        Page 8 of 12


ITEM 1(a)   Name of Issuer:  CompuSonics Video Corporation
            ---------------

ITEM 1(b)   Address of Issuer's Principal Executive Officers:
            -------------------------------------------------

            32751 Middlebelt Rd., Suite B
            Farmington Hills, MI 48334

ITEM 2(a)   Name of Persons Filing:
            -----------------------

            This Schedule 13G is being filed jointly by Thomas W. Itin, Shirley
            B. Itin, TICO, Inc., a Michigan corporation ("TCI"), Acrodyne Corporation - Profit Sharing Plan ('"Acrodyne PSP"), TICO, a Michigan co-partnership ("TICO"). Mr. Itin is Chairman of the Board of the Issuer and, under Rule 13d-3, may be deemed to be the beneficial owner of all of the shares reported herein due to his relationship with the record owners.

ITEM 2(b)   Address Principal Business Office or, if none, Residence:
            ---------------------------------------------------------

            32751 Middlebelt Rd., Suite B
            Farmington Hills, MI 48334

ITEM 2(c)   Citizenship:  Mr.  Itin is a United  States  citizen.  Mrs.  Itin
            -----------
            is a United States citizen. TCI is a Michigan Corporation. TICO and SICO are Michigan co-partnerships.

ITEM 2(d)   Title of Class of Securities
            ----------------------------
            Common Stock $.001 Par Value

ITEM 2(e)   CUSIP Number:  209929 10
            -------------

ITEM 3      N/A

CUSIP No.  209929 10                                      Page 9 of 12

ITEM 4      Ownership:
            ----------

            a.  Amount Beneficially Owned: 21,652,594 shares (13.5%) owned
                --------------------------
                by Mr. Itin

                  Includes:(i) 12,000,000 owned of record by TCI. Mr. Itin owns all of the outstanding stock of TWI International, Inc. which in turn owns all the outstanding stock of Tico, Inc.; (ii) 35,000 shares owned of record by TICO. Mr. Itin is a partner in this Michigan co-partnership;
                  (iii) 9,617,594 shares owned of record by Acrodyne PSP. Mr. Itin is the trustee and sole beneficiary of this Trust.

            b.    Amount  Beneficially Owned:    35,000  shares (0.%) owned
                  -----------------------------
                  by Mrs. Itin

                  Includes: (I) 35,000 shares owned of record by TICO. Mrs. Itin is a nominal partner in this Michigan co-partnership;


            b.    Percent of Class:
                  -----------------

                  13.5% by Thomas W. Itin
                  7.5% by TICO, Inc.
                  6.0% by Acrodyne PSP
                  0.02% by TICO
			0.02% by Shirley B. Itin

CUSIP No. 209929 10                                             Page 10 of 12

            c.  Number of shares as to which such person has:
                ---------------------------------------------
              (i)       sole power to vote or to direct the vote:

                        Mr. Itin, through his ownership of TCI and Acrodyne PSP, has the sole power to vote the 21,617,594 shares owned by TCI and Acrodyne PSP.

             (ii)       shared power to vote or to direct the vote:

                        As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to vote or to direct the vote of the total 35,000 shares owned by TICO and SICO.

                        As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to vote or to direct the vote of the total 35,000 shares owned by TICO and SICO.

            (iii)       sole power to dispose or to direct the disposition:

                        Mr. Itin, through his partial ownership of TCI and as trustee of the Acrodyne PSP, has the sole power to dispose of or direct the disposition of the 21,617,594 shares owned by TCI and Acrodyne PSP.

             (iv)       shared   power   to   dispose   or  to   direct   the
                        disposition:

                        As a partner of TICO and a nominal partner of SICO, Mr. Itin shares power to dispose of or direct the disposition of the 35,000 shares owned by TICO.

                        As a partner of SICO and a nominal partner of TICO, Mrs. Itin shares power to dispose of or direct the disposition of the 35,000 shares owned by TICO.

CUSIP No. 209929 10                                             Page 11 of 12

ITEM 5      Ownership of Five Percent or Less of a Class:  N/A
            ---------------------------------------------

ITEM 6      Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------
                        N/A

ITEM 7      Identification  and  Classification  of  the  Subsidiary  Which
            ---------------------------------------------------------------
            Acquired the Security  Being  Reported on by the Parent  Holding
            ----------------------------------------------------------------
            Company:  N/A
            --------

ITEM 8      Identification and Classification of Members of the Group:  N/A
            ----------------------------------------------------------

ITEM 9      Notice of Dissolution of Group:  N/A
            -------------------------------

ITEM 10     Certification:  N/A
            --------------

CUSIP No. 209929 10                             Page 12 of 12
                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated: February 14, 2002      s\Thomas W. Itin
                                    ---------------------------
                                    Thomas W. Itin

                                    ACRODYNE CORPORATION - PROFIT SHARING PLAN

      Dated: February 14, 2002      s\Thomas W. Itin
                                    ----------------------------
                                    Thomas W. Itin, Trustee

                                    TICO, INC.

      Dated: February 14, 2002      s\Thomas W. Itin
                                    ----------------------------
                                    Thomas W. Itin, President


                                    TICO, A MICHIGAN CO-PARTNERSHIP

      Dated: February 14, 2002      s\Thomas W. Itin
                                    ----------------------------
                                    Thomas W. Itin, Partner